Exhibit 99.1

Press release 17 April 2023

Report from the Annual General Meeting of Olink Holding AB (publ) on 17 April 2023

At the Annual General Meeting (the “AGM”) of Olink Holding AB (publ), reg. no 559189-7755, (the “Company”), on 17 April 2023 the AGM adopted, inter alia, the following resolutions. For more detailed information regarding the contents of the resolutions, please refer to the notice to the AGM and the complete proposals, which have previously been published and are available on the Company’s website, www.olink.com.

Adoption of the balance sheet and income statement, disposition regarding the Company’s results and discharge from liability

The AGM adopted the Company’s income statement and balance sheet and the consolidated income statement and consolidated balance sheet.

The AGM resolved to dispose the Company's results in accordance with the Board of Directors’ proposal, whereby no dividend will be paid for the financial year 2022 and that the Company's available funds be capitalized in a new account.

The AGM also discharged the Board Members and the CEO from liability for the financial year 2022.

Remuneration to the Board of Directors and Auditor

The AGM decided, in accordance with the Nomination Committee’s proposal, that the remuneration to the Board of Directors shall be distributed as follows: USD 120,000 to the Chair of the Board of Directors, USD 70,000 to each of the other Board Members appointed by the AGM who are not employed by the Company, additionally USD 20,000 to the Chair of the Remuneration Committee and additionally USD 10,000 to each other member of the Remuneration Committee, additionally USD 30,000 to the Chair of the Audit Committee and additionally USD 15,000 to each other member of the Audit Committee. Tommi Unkuri shall not receive any fees for Board or Committee work. Total fees amount to USD 640,000.

The AGM decided that remuneration to the Auditor shall be paid according to approved invoices.

Election of board members

The AGM resolved, in accordance with the Nomination Committee’s proposal, that the Board of Directors shall consist of nine Board Members and one Deputy Board Member. For the period until the end of the next Annual General Meeting the AGM re-elected the present Board Members Jon Hindar, Jon Heimer, Solange Bullukian, Johan Lund, Nicolas Roelofs, Mary Reumuth, Robert Schueren and Tommi Unkuri. Dr. Gregory J. Moore was elected as new Board Member. Furthermore, it was resolved to re-elect Jon Hindar as Chair of the Board of Directors.

The AGM resolved, in accordance with the Nomination Committee’s proposal, to re-elect Johan Pietilä Holmner as Deputy Board Member.

Election of auditor

The AGM resolved, in accordance with the Nomination Committee’s proposal, to elect the registered audit firm Ernst & Young AB as auditor for the period until the end of the next Annual General Meeting. Ernst & Young AB has informed that Fredrik Norrman will be appointed as auditor in charge.

Resolution on incentive program LTI I 2023 and issue of warrants and stock options

The AGM resolved, in accordance with the Majority Shareholders’ proposal, to adopt an additional Long Term Incentive program for the Board Members of the Company (“LTI I 2023”).

LTI I 2023 consists of stock options (with warrants as hedging arrangement). Upon exercise of all warrants issued within the frame of LTI I 2023, up to 70,000 shares (with reservation for any re-calculation) may be issued, equivalent to a maximum dilution of approximately 0.06 percent of the shares and votes of the Company. Upon full exercise of the warrants, the Company’s share capital will increase with SEK 170,233.46.

The calculations above have been based on the number of shares and votes in the Company as of the date of the notice.

Resolution on incentive program LTI II 2023 and issue of warrants, stock options and restricted stock units

The AGM resolved, in accordance with the Board of Directors’ proposal, to adopt an additional Long Term Incentive program for the members of the group management, key employees, other employees and consultants of the Company and within the group (“LTI II 2023”).

LTI II 2023 consists of stock options and restricted stock units (with warrants as hedging arrangement). Upon exercise of all warrants issued within the frame of LTI II 2023, up to 910,000 shares (with reservation for any re-calculation) may be issued, equivalent to a maximum dilution of approximately 0.73 percent of the shares and votes of the Company. Upon full exercise of the warrants, the Company’s share capital will increase with SEK 2,213,035.02.

The calculations above have been based on the number of shares and votes in the Company as of the date of the notice.

Authorization for the Board of Directors to decide on a new issue

The AGM resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors, on one or several occasions until the next Annual General Meeting to resolve on issues of new shares, and that such new issue can be performed with deviation from the shareholders’ preferential rights. The authorization may only be utilized to the extent that it corresponds to a dilution of not more than 20 percent of the total number of shares based on the number of shares outstanding at the time of the 2023 Annual General Meeting. Payment shall be able to be made in cash, in kind, by offset or otherwise in accordance with other conditions.

For more information please contact:

IR contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media contact

Andrea Prander

Corporate Communications Manager

Mobile: + 46 768 775 275

andrea.prander@olink.com